Exhibit 12.2

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends
(millions of dollars)
			Years Ended
	3 Months Ended March 31, 2005	12 Months Ended March 31, 2005	2004	2003	2002	2001	2000
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$ 34	$ 525	$ 670	$ 919	$ 1,198	$ 733	$ 837
Fixed charges included in the determination of net income	76	271	266	311	304	310	303
Total earnings, as defined	$ 110	$ 796	$ 936	$ 1,230	$ 1,502	$ 1,043	$ 1,140

Fixed charges, as defined:
Interest charges	$ 75	$ 266	$ 262	$ 320	$ 311	$ 320	$ 297
Preference security dividend requirements of consolidated subsidiaries	6	25	25	25	25	38	54
Rental interest factor	3	11	11	10	10	10	6
Total fixed charges, as defined	$ 84	$ 302	$ 298	$ 355	$ 346	$ 368	$ 357

Ratio of Earnings to Fixed Charges and Preferred Dividends	1.31	2.64	3.14	3.47	4.34	2.83	3.19